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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

MARKET CENTRAL, INC.
(formerly Paladyne Corp.)

(Name of Issuer)

Common Stock, $0.001 value

(Title of Class of Securities)

57055V 10 5

(Cusip Number)

Arthur J. Schwartz, Esq.
Smith, Gambrell & Russell, LLP
1230 Peachtree Street, N.E.
Suite 3100
Atlanta, Georgia 30309-3592
(404) 815-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57055V 10 5

1.	Name of Reporting Person: WAG Holdings, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,440,370

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,440,370

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,440,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 35.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 57055V 10 5

1.	Name of Reporting Person: William A. Goldstein		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,440,370

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,440,370

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,440,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 35.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 57055V 10 5

1.	Name of Reporting Person: Glen H. Hammer		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,069,370

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,069,370

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,069,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 57055V 10 5

1.	Name of Reporting Person: A. Randall Barkowitz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 350,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 350,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 350,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.8%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer
This filing relates to the common stock, par value $0.001 per share of Market Central, Inc., a Delaware corporation (formerly Paladyne Corp.) (the “Issuer”). The address of the principal executive offices of the Issuer is 1650A Gum Branch Road, Jacksonville, North Carolina 28540.

Item 2.	Identity and Background
The persons jointly filing this Schedule are WAG Holdings, LLC, a Georgia limited liability company; William A. Goldstein, the sole member and manager of WAG Holdings; Glen H. Hammer; and A. Randall Barkowitz (collectively, the “Reporting Persons”).

Mr. Goldstein is Chairman and Chief Executive Officer of J&C Nationwide, Inc., a medical staffing company based in Atlanta, Georgia, which he founded in 1992. Mr. Goldstein is also founder and Chairman of nPorta, Inc. and its subsidiary TravelASP, which provides software with specific application to the travel industry. Mr. Goldstein has also owned Goldstar Travel, a licensed travel agency in Atlanta, Georgia, since June 2002.

WAG Holdings was formed by Mr. Goldstein for the sole purpose of investing in the Issuer.

Glen H. Hammer has served as the President and Chief Executive Officer of Warranty Corporation of America (“WCA”) since 1984. WCA is an international extended service and warranty provider based in Atlanta, Georgia; Montreal and Quebec, Canada; Dallas Texas; and Panama City, Panama, S.A., with branch offices in New York, New York; Miami, Florida; New Orleans, Louisiana; and Los Angeles, California.

A. Randall Barkowitz has served as the Chief Financial Officer of WCA since May 2001. Prior to his involvement with WCA, he served as Director of Financial Management for Hypercom Corporation. Prior to that, he worked at BellSouth Corporation as Senior Manager of Business Development and in the Strategic Pricing, Corporate Finance and Business Development for Internet Service Providers/Data Products area for MCI Telecommunications.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Messrs. Goldstein, Hammer and Barkowitz are each United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration
On February 5, 2003, the transactions contemplated by that certain Stock Purchase Agreement dated as of January 9, 2003 entered into among WAG Holdings, Messrs. Hammer and Barkowitz, and the Issuer (the “Stock Purchase Agreement”) were consummated. In connection therewith, WAG Holdings acquired 4,440,370 shares of the Issuer’s common stock, Glen H. Hammer acquired 4,090,370 shares of the Issuer’s common stock, and A. Randall Barkowitz acquired 350,000 shares of the Issuer’s common stock (WAG Holdings and Messrs. Hammer and Barkowitz are collectively referred to herein as the “Buyer”). In addition, the Issuer issued to each of WAG Holdings and Mr. Hammer a warrant (each an “Ancillary Warrant”) to purchase 1,166,666 shares of the Issuer’s common stock, upon the occurrence of certain contingencies which are not within the control of the Reporting Persons, at an exercise price equal to the average closing price of the Issuer’s common stock over the five trading days commencing February 6, 2003.

In consideration of the issuance of the common stock and warrants described in the preceding paragraph, (a) the Buyers canceled an aggregate of $380,095 of indebtedness of the Company to the Buyers pursuant to that certain Amended and Restated Loan and Security Agreement dated as of December 13, 2002 by and among the Company, Mr. Hammer and WAG Holdings (a portion of such indebtedness was subsequently transferred to Mr. Barkowitz prior to the closing of the Stock Purchase Agreement), (b) WAG Holdings and Mr. Hammer canceled indebtedness of the Company to them in an aggregate amount of $229,124, which indebtedness WAG Holdings and Mr. Hammer had acquired from a vendor to the Company, and (c) WAG Holdings and Mr. Hammer canceled indebtedness of the Company to them in an aggregate amount of $184,488, which indebtedness WAG Holdings and Mr. Hammer acquired from another vendor to the Company.

Pursuant to the terms of the Stock Purchase Agreement, on February 5, 2003, Messrs. Hammer and Goldstein were elected to the Board of Directors of the Issuer. On February 7, 2003, Mr. Hammer was named Chairman of the Board of Directors.

Item 4.	Purpose of Transaction
The Reporting Persons’ acquisition of the Issuer’s common stock pursuant to the Stock Purchase Agreement was both for investment purposes and for the purpose of exercising influence and control over the management and operations of the Issuer. The Reporting Persons intend to continuously review their options with respect to their investments in the Issuer and to take such action from time to time with respect to their investments as they may deem appropriate.

Item 5.	Interest in Securities of the Issuer
Mr. Hammer beneficially owns and has sole voting and dispositive power with respect to 4,069,370 shares, or 32.3%, of the outstanding common stock of the Issuer.
Mr. Barkowitz beneficially owns and has sole voting and dispositive power with respect to 350,000 shares or 2.8%, of the outstanding common stock of the Issuer.
WAG Holdings beneficially owns and has sole voting and dispositive power with respect to 4,440,370 shares, or 35.2%, of the outstanding common stock of the Issuer. As the sole member and manager of WAG Holdings, Mr. Goldstein also beneficially owns, and has sole voting and dispositive power with respect to, the shares of the Issuer’s common stock held by WAG Holdings.
As a group, the Reporting Persons beneficially own an aggregate of 8,859,739 shares, or 70.3%, of the outstanding common stock of the Issuer.
On February 14, 2003, Mr. Hammer gifted an aggregate of 21,000 shares of the Issuer’s common stock. Other than as described in the previous sentence and in Item 3 of this Schedule, none of the Reporting Persons has effected any transactions in the Issuer’s common stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The terms of the Stock Purchase Agreement and the Ancillary Warrants are incorporated herein by reference to Exhibits 2-4 hereof.

In connection with their acquisition from BDO Seidman of certain indebtedness of the Issuer to BDO Seidman (which indebtedness was canceled as part of the purchase price under the Stock Purchase Agreement, as described in Item 3 of this Schedule), Messrs. Hammer and Goldstein each entered into a stock option agreement with BDO Seidman. The terms of such stock option agreements are incorporated herein by reference to Exhibits 5 and 6 hereof.

The Reporting Persons are jointly filing this Schedule because they may be deemed to have acted as a “group” in acquiring shares of the Issuer’s common stock for purposes of Section 13(d) of the Securities Exchange Act. Although the Reporting Persons expect to confer with one another from time to time with respect to the business of the Issuer, the Reporting Persons have no agreement or understanding with respect to the voting of the shares of the Issuer’s common stock acquired by them or with respect to the acquisition of any additional shares of the Issuer’s common stock.

Item 7.	Material to Be Filed as Exhibits

The following exhibits are filed with this report:

1. Joint Filing Agreement

2. Stock Purchase Agreement, dated January 9, 2003, entered into among Glen H. Hammer, A. Randall Barkowitz, WAG Holdings, LLC and Market Central, Inc.

3. Warrant, dated February 5, 2003, issued by Market Central, Inc. to Glen H. Hammer

4. Warrant, dated February 5, 2003, issued by Market Central, Inc. to WAG Holdings, LLC

5. Stock Option Agreement, dated February 5, 2003, between Glen H. Hammer and BDO Seidman, LLP

6. Stock Option Agreement, dated February 5, 2003, between WAG Holdings, LLC and BDO Seidman, LLP

SIGNATURES

      After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003	/s/ Glen H. Hammer

Glen H. Hammer

Date:	February 17, 2003	/s/ A. Randall Barkowitz

A. Randall Barkowitz

Date:	February 17, 2003	/s/ William A. Goldstein

William A. Goldstein

WAG HOLDINGS, LLC

Date:	February 17, 2003	By: /s/ William A. Goldstein

William A. Goldstein, sole member and Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)